                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



  For   Press Releases issued on July 25, 2001, July 26, 2001 and July 27, 2001
        -----------------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F _____                                                  Form 40-F  X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes_____                                 No X

                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release dated July 25, 2001 (# 19/01)
2.   Press Release dated July 25, 2001 (# 20/01)
3.   Press Release dated July 26, 2001 (# 22/01)
4.   Press Release dated July 27, 2001 (# 23/01)

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

July 25, 2001                                                             19/01

For immediate release                                               Page 1 of 2


                   QUEBECOR WORLD (USA) INC. RECEIVES CONSENTS
                    FROM ALMOST ALL HOLDERS OF EACH SERIES OF
                          ITS SENIOR SUBORDINATED NOTES
                        AND EXTENDS CONSENT SOLICITATION
                           TO OBTAIN UNANIMOUS CONSENT


GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc. (the "Company"), announced that at 5:00 p.m., New York City time on Tuesday, July 24, 2001 it had received valid and unrevoked consents from holders of approximately 94% in aggregate principal amount of the Company's 8-3/8% Senior Subordinated Notes due 2008 and approximately 99% in aggregate principal amount of the Company's 7-3/4% Senior Subordinated Notes due 2009 pursuant to a consent solicitation, which was launched on July 10, 2001, with respect to certain amendments (the "Amendments") to the indentures (the "Indentures") governing the Company's 8-3/8% Senior Subordinated Notes Due 2008 and 7-3/4% Senior Subordinated Notes Due 2009, respectively (collectively, the "Notes"). In accordance with the terms of the consent solicitation, the Irrevocability Date is Tuesday, July 24, 2001, and all valid and unrevoked consents received by the Company on or prior to Tuesday, July 24, 2001 are irrevocable.

The Company also announced today that it has extended the expiration date for this consent solicitation to 12:00 noon, New York City time, on Thursday, July 26, 2001. The purpose of this extension is to attempt to obtain the valid consents of holders of all of the outstanding Notes to the Amendments.

Based on the Company's receipt of consents from holders of at least a majority in principal amount of the each series of Notes, the Amendments to be adopted include (i) amendments to the restrictive covenants in each Indenture regarding financial reporting, limitations on restricted payments, merger and consolidation and sale of substantially all assets, dividends and payment restrictions, incurrence of indebtedness, limitations on liens, investments in certain subsidiaries, transactions with affiliates and limitations on other subordinated indebtedness, for the purpose of conforming such restrictive covenants substantially to analogous, but less restrictive, covenants in the indentures governing the U.S. public debt issued or guaranteed by Quebecor World Inc., (ii) the elimination of the subordination provisions of the Notes and
(iii) the elimination of the subordination of the guarantee of the Notes by Quebecor World Inc.

If the Company receives the valid consents of holders of all of the outstanding Notes to the Amendments, in addition to the Amendments described above, an amendment to the covenant in each Indenture regarding limitations on asset sales (other than sales of substantially all assets) will be adopted.

Following the expiration of the consent solicitation, the Company and Quebecor Printing (USA) Holdings Inc., the sole stockholder of the Company and an indirect, wholly-owned subsidiary of Quebecor World Inc., intend to merge with and into the Company, with the Company surviving the merger, and the Company intends to adopt the applicable Amendments by the execution of supplemental indentures to the Indentures among the Company, Quebecor World Inc. and The Bank of New York, as Trustee. The Company will also pay to holders of the Notes $5.00 in cash for each $1,000 principal amount of the Notes for which a valid consent has been delivered and not revoked.

FOR IMMEDIATE RELEASE                                               Page 2 of 2

The complete terms and provisions of the consent solicitation are contained in the consent solicitation statement and accompanying materials that were mailed on Tuesday, July 10, 2001 to holders of the Notes as of the record date of 5:00 p.m., New York City time, on July 9, 2001.

Salomon Smith Barney is the exclusive Solicitation Agent for the consent solicitation and can be reached at 390 Greenwich Street, 4th floor, New York, NY 10013, Attention - Liability Management Group, or by telephone at (800) 558-3745 (toll free) or (212) 723-6106. Mellon Investor Services LLC is the Information Agent and the Tabulation Agent for the consent solicitation. Requests for assistance in completing and delivering the consent letter or requests for additional copies of the consent solicitation statement, the consent letter or other related documents should be directed to the Information Agent at 44 Wall Street, 7th Floor, New York, NY 10005 or by telephone for banks and brokers at
(917) 320-6286 and for all others at (800) 241-6711 (toll free).

Quebecor World (USA) Inc. is an indirect, wholly-owned subsidiary of Quebecor World Inc. The Company, together with the other U.S. subsidiaries of Quebecor World Inc., comprise the largest diversified commercial printer in the United States, providing digital premedia, press, binding, logistics and other value added services to customers in the commercial, direct mail, magazine, catalog, retail, book and directory markets.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

This press release does not constitute a solicitation of consents with respect to the Notes. The consent solicitation is made solely by the consent solicitation statement dated July 10, 2001.

This press release contains forward-looking statements based on current management expectations. Whether actual results and developments will conform to the Company's expectations is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business and operations.

The Company undertakes no obligation to update or revise publicly any forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

                                      -30-

FOR FURTHER INFORMATION, PLEASE CONTACT:

Salomon Smith Barney                             Mellon Investor Services LLC
Liability Management Group                       Grainne McIntyre
(800) 558-3745                                   (800) 241-6711
(212) 723-6106                                   (917) 320-6286

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE                                                     20/01

                                                                    Page 1 of 1

       QUEBECOR WORLD INVESTS IN WORLD'S LARGEST WEB OFFSET HEATSET PRESS
                      TO PRODUCE SBC TELEPHONE DIRECTORIES


New York, July 25, 2001 - Quebecor World (NYSE: IQW), the global leader in the commercial print media industry, today held a ribbon-cutting ceremony for its new $23 million KBA, 4-color, web offset, heatset, Directory Press project in its Merced, California plant. Producing 144 pages per impression, this is the world's largest web offset heatset press, and will be used primarily to enhance the quality of telephone directories produced for SBC Communications, Inc.

This investment was the cornerstone of a multi-year, $500 million contract extension with one of Quebecor World's major, long-standing customers, SBC. The press will be used to produce directories for Pacific Bell customers in 120 cities in California and Nevada. To date, heatset directories are the industry standard in Europe, South America and Canada. With this purchase, Quebecor World continues to set the standard throughout North America by expanding heatset into the U.S. market as well.

"This investment in new technology was made to enhance product quality, and at the same time, improve efficiencies for our customers," says Marc Reisch, CEO, Chairman and President of Quebecor World North America. "Even in a challenging economy, Quebecor World will continue to make major strategic capital investments in support of key customers like SBC." In addition to producing directories for Pacific Bell, Quebecor World also prints for SBC's SNET and Ameritech business divisions.

Quebecor World Merced is the largest printing operation on the West coast and is one of the largest employers in Merced County. The plant is in operation around the clock, 365 days-per-year, and produces directories, catalogs, and specialized and commercial publications.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

To find out more about Quebecor World and its services, please visit the website at www.quebecorworld.com

                                     - 30 -

FOR MORE INFORMATION, PLEASE CONTACT:
Ann Marie Bushell
Executive Vice President of Sales and Marketing
Quebecor World North America
212-754-2777

                                [GRAPHIC OMITTED]


July 26, 2001                                                             22/01

FOR IMMEDIATE RELEASE                                               Page 1 of 1


                       QUEBECOR WORLD ISSUES NEW SERIES OF
                           REEDEMABLE PREFERRED SHARES

MONTREAL, CANADA - Quebecor World Inc. has today entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc., BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. under which the underwriters have agreed to buy 6,000,000 6.90% Cumulative Redeemable First Preferred Shares, Series 5 at a price of $25.00 per share, for aggregate proceeds of $150,000,000.

Quebecor World Inc. has also granted the underwriters an option to purchase an additional 1,000,000 preferred shares, exercisable in whole or in part by the underwriters at any time until 24 hours prior to closing date. The maximum gross proceeds raised under the offering will be $175,000,000 should the underwriters' option be exercised in full. The expected closing date of the issue is August 16, 2001.

The net proceeds from the offering will be used to invest in capital expenditures in the United States and to fund general corporate purposes. According to Christian Paupe, Executive Vice President of Quebecor World: "This financing represents an opportunity to further reinforce our capital for our future growth."

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India. All amounts referred to herein are in Canadian dollars.

                                      -30-


FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                               Tony Ross
Director, Corporate Finance and              Director, Corporate Communications
Investors Relations                          Quebecor World Inc.
Quebecor World Inc.                          (514) 877-5317
(514) 877-5118                               (800) 567-7070
(800) 567-7070

                              [QUEBECOR WORLD LOGO]


JULY 27, 2001                                                             23/01

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 2

                 QUEBECOR WORLD (USA) INC. HAS RECEIVED CONSENTS
                    FROM ALMOST ALL HOLDERS OF EACH SERIES OF
                          ITS SENIOR SUBORDINATED NOTES
                    AND FURTHER EXTENDS CONSENT SOLICITATION
                           TO OBTAIN UNANIMOUS CONSENT

GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc. (the "Company"), announced that at 12 noon, New York City time, on Thursday, July 26, 2001, it had received valid and unrevoked consents from holders of approximately 94.6% in aggregate principal amount of the Company's 8-3/8% Senior Subordinated Notes due 2008 and approximately 99.9% in aggregate principal amount of the Company's 7-3/4% Senior Subordinated Notes due 2009 pursuant to a consent solicitation, which was launched on July 10, 2001, with respect to certain amendments (the "Amendments") to the indentures (the "Indentures") governing the Company's 8-3/8% Senior Subordinated Notes Due 2008 and 7-3/4% Senior Subordinated Notes Due 2009, respectively (collectively, the "Notes"). In accordance with the terms of the consent solicitation, the Irrevocability Date is Tuesday, July 24, 2001, and all valid and unrevoked consents received by the Company on or prior to Tuesday, July 24, 2001 are irrevocable; consequently, the Company has received valid and irrevocable consents from holders of at least a majority in aggregate principal amount of each series of Notes.

The Company also announced today that it has further extended the expiration date for the consent solicitation to 5:00 p.m., New York City time, on Monday, July 30, 2001. The purpose of this further extension is to attempt to obtain the valid consents of holders of all of the outstanding Notes to the Amendments. The Company had previously extended the expiration date from 5:00 p.m., New York City time, on Tuesday, July 24, 2001, to 12 noon, New York City time, on Thursday, July 26, 2001 for the same purpose.

Based on the Company's receipt of valid and irrevocable consents from holders of at least a majority in aggregate principal amount of each series of Notes, the Amendments to be adopted include (i) amendments to the restrictive covenants in each Indenture regarding financial reporting, limitations on restricted payments, merger and consolidation and sale of substantially all assets, dividends and payment restrictions, incurrence of indebtedness, limitations on liens, investments in certain subsidiaries, transactions with affiliates and limitations on other subordinated indebtedness, for the purpose of conforming such restrictive covenants substantially to analogous, but less restrictive, covenants in the indentures governing the U.S. public debt issued or guaranteed by Quebecor World Inc., (ii) the elimination of the subordination provisions of the Notes and (iii) the elimination of the subordination of the guarantee of the Notes by Quebecor World Inc.

If the Company receives the valid consents of holders of all of the outstanding Notes to the Amendments, in addition to the Amendments described above, an amendment to the covenant in each Indenture regarding limitations on asset sales (other than sales of substantially all assets) will be adopted.

FOR IMMEDIATE RELEASE                                               Page 2 of 2

Following the expiration of the consent solicitation, the Company and Quebecor Printing (USA) Holdings Inc., the sole stockholder of the Company and an indirect, wholly-owned subsidiary of Quebecor World Inc., intend to merge with and into the Company, with the Company surviving the merger, and the Company intends to adopt the applicable Amendments by the execution of supplemental indentures to the Indentures among the Company, Quebecor World Inc. and The Bank of New York, as Trustee. The Company will also pay to holders of the Notes $5.00 in cash for each $1,000 principal amount of the Notes for which a valid consent has been delivered and not revoked.

The complete terms and provisions of the consent solicitation are contained in the consent solicitation statement and accompanying materials that were mailed on Tuesday, July 10, 2001 to holders of the Notes as of the record date of 5:00 p.m., New York City time, on July 9, 2001.

Salomon Smith Barney is the exclusive Solicitation Agent for the consent solicitation and can be reached at 390 Greenwich Street, 4th floor, New York, NY 10013, Attention - Liability Management Group, or by telephone at (800) 558-3745 (toll free) or (212) 723-6106. Mellon Investor Services LLC is the Information Agent and the Tabulation Agent for the consent solicitation. Requests for assistance in completing and delivering the consent letter or requests for additional copies of the consent solicitation statement, the consent letter or other related documents should be directed to the Information Agent at 44 Wall Street, 7th Floor, New York, NY 10005 or by telephone for banks and brokers at
(917) 320-6286 and for all others at (800) 241-6711 (toll free).

Quebecor World (USA) Inc. is an indirect, wholly-owned subsidiary of Quebecor World Inc. The Company, together with the other U.S. subsidiaries of Quebecor World Inc., comprise the largest diversified commercial printer in the United States, providing digital premedia, press, binding, logistics and other value added services to customers in the commercial, direct mail, magazine, catalog, retail, book and directory markets.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

This press release does not constitute a solicitation of consents with respect to the Notes. The consent solicitation is made solely by the consent solicitation statement dated July 10, 2001.

This press release contains forward-looking statements based on current management expectations. Whether actual results and developments will conform to the Company's expectations is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business and operations.

The Company undertakes no obligation to update or revise publicly any forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Salomon Smith Barney                         Mellon Investor Services LLC
Liability Management Group                   Grainne McIntyre
(800) 558-3745                               (800) 241-6711
(212) 723-6106                               (917) 320-6286

                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        QUEBECOR WORLD INC.

                        By:    /s/ Marie D. Hlavaty
                        Name:      Marie D. Hlavaty
                        Title:     Vice President, General Counsel & Secretary


Date: July 27, 2001